Exhibit 99.2

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	March 27, 2014
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Updates Reserves and Resource Estimates and
Files Form 40-F Annual Report

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the updated Mineral Reserve and Resource estimates for its portfolio of properties in Mexico as of December 31, 2013. The mineral Reserve and Resource estimates were calculated using US$24.00 per ounce silver, US$1,400 per ounce gold, US$0.95 per pound lead and US$0.90 per pound zinc.

The Company also announces that its 2013 audited financial statements have been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR. Both documents are also available on the Company’s website at www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic’s audited financial statements, without charge, upon request to First Majestic, Suite 1805 – 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.

HIGHLIGHTS

  138,734,210 silver equivalent ounces of Proven and Probable Reserves
  102,309,851 silver equivalent ounces of Measured and Indicated Resources
  285,388,953 silver equivalent ounces of Inferred Resources

In general, the tonnage for Mineral Reserves for the individual mines have decreased by 5% due to depletion and reclassification of Reserves into Measured and Indicated Resources in response to lower metal prices compared to the 2012 estimates. The Company has used US$24.00 silver prices with a cutoff of December 31, 2013, which impacted cut-off grades resulting in a reduction in the size of some ore blocks or conversely reclassification of ore blocks into lower categories. Total silver Reserves/Resources were reduced by 10% while total equivalent silver Reserves/Resources were reduced by 4%.

EXPLORATION AND DEVELOPMENT

In 2013, the Company invested $94.4 million on exploration and development activities and completed 58,578 metres of diamond drilling and 53,257 metres of underground development on its five operating mines in Mexico. This represents a 57% reduction in drilling compared to 135,769 metres in 2012, and a 7% reduction in underground development as a result of numerous budget cuts which occurred throughout 2013 due to weak silver prices.

In 2014, First Majestic plans to invest $8.0 million on exploration activities. The main priority of the exploration work is to further define and upgrade Resources to support future updates to the Company’s NI 43-101 Technical Reports. As a result of the exploration budget cuts in 2013, and reduced programs in 2014, no grassroots or greenfields drilling is taking place. All drilling is either focused on mining activities or definition drilling.

The following table contains the Mineral Reserve and Resource as of December 31, 2013.

PROVEN AND PROBABLE RESERVES 2013
Mine/Project	Category	Mineral type	Tonnes	Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)	Ag(Oz)	AgEq(Oz)
	Proven (UG)	Oxides	1,023,409	316	-	2.9	1.6	10,410,996	10,410,996
LAENCANTADA	Proven (tailings)	Oxides	5,304,946	105	-	0.6	0.2	17,903,993	17,903,993
	Probable (UG)	Oxides	1,030,341	269	-	2.6	1.2	8,916,063	8,916,063
	Total Proven & Probable (UG)	Oxides	7,358,696	157	-	1.2	0.5	37,231,053	37,231,053

	Proven (UG)	Oxides	417,722	192	0.06	0.4	0.2	2,574,698	2,620,763
	Proven (OP)	Oxides	533,799	63	0.06	-	-	1,081,207	1,140,073
	Probable (UG)	Oxides	1,105,650	190	0.06	0.5	0.5	6,751,587	6,873,515
LAPARRILLA	Total Proven & Probable (UG)	Oxides	2,057,170	157	0.06	0.3	0.3	10,407,492	10,634,351
	Proven (UG)	Sulphides	660,333	207	-	2.7	2.5	4,403,326	7,320,761
	Probable (UG)	Sulphides	1,474,118	176	-	1.6	2.8	8,326,819	13,771,114
	Total Proven & Probable (UG)	Sulphides	2,134,451	186	-	1.9	2.7	12,730,145	21,091,875
	Total Proven & Probable (UG)	Oxides+Sulphides	4,191,621	172	0.03	1.2	1.5	23,137,637	31,726,226

	Proven (UG)	Oxides	1,328,098	195	0.19	-	-	8,330,574	8,795,400
SANMARTIN	Probable (UG)	Oxides	2,506,767	175	0.19	-	-	14,102,450	14,979,801
	Total Proven & Probable (UG)	Oxides	3,834,866	182	0.19	-	-	22,433,025	23,775,201

	Proven (UG)	Oxides	788,673	153	0.01	2.3	2.2	3,873,145	3,894,579
	Probable (UG)	Oxides	363,158	134	0.00	1.9	2.0	1,559,124	1,562,493
DELTORO	Total Proven & Probable (UG)	Oxides	1,151,831	147	0.01	2.2	2.2	5,432,269	5,457,072
	Proven (UG)	Sulphides	1,132,390	180	0.00	3.2	3.0	6,537,571	12,547,372
	Probable (UG)	Sulphides	1,757,932	245	0.23	4.4	4.6	13,855,578	27,997,288
	Total Proven & Probable (UG)	Sulphides	2,890,322	219	0.14	3.9	4.0	20,393,149	40,544,659
	Total Proven & Probable (UG)	Oxides+Sulphides	4,042,153	199	0.10	3.4	3.5	25,825,417	46,001,731
	Total Proven and Probable reserves	Oxides+Sulphides	19,427,336	174	0.06	1.4	1.2	108,627,132	138,734,210

MEASURED AND INDICATED RESOURCES 2013
Mine/project	Category	Mineraltype	Tonnes	Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)	Ag(Oz)	AgEq(Oz)insitu
	Measured (UG)	Oxides	1,380,065	199	-	1.6	3.3	8,830,896	8,830,896
LAENCANTADA	Indicated (UG)	Oxides	1,805,358	225	-	1.6	5.3	13,032,801	13,032,801
	Total Measured & Indicated (UG)	Oxides	3,185,423	213	-	1.6	4.4	21,863,698	21,863,698

	Measured (UG)	Oxides	78,039	164	0.06	0.5	0.0	411,576	420,182
	indicated (UG)	Oxides	448,084	163	0.06	0.5	0.3	2,354,795	2,404,209
	indicated (OP)	Oxides	608,203	88	0.06	-	-	1,712,576	1,779,647
LAPARRILLA	Total Measured & Indicated (UG&OP)	Oxides	1,134,326	123	0.06	0.2	0.1	4,478,948	4,604,038
	Measured (UG)	Sulphides	262,831	191	-	1.2	0.7	1,614,844	2,046,756
	Indicated (UG)	Sulphides	313,417	181	-	1.7	1.9	1,821,572	2,775,774
	Total Measured & Indicated (UG)	Sulphides	576,248	185	-	1.5	1.4	3,436,416	4,822,530
	Total Measured & Indicated (UG&OP)	Oxides+Sulphides	1,710,574	144	0.04 0.6		0.5	7,915,364	9,426,568

	Indicated (UG)	Oxides	475,399	158	0.19	-	-	2,411,853	2,578,240
SANMARTIN	Measured & Indicated (UG)	Sulphides	741,387	60	-	0.7	1.5	1,426,856	2,753,917
	Total Measured & Indicated (UG)	Oxides+Sulphides	1,216,786	98	0.07	0.4	0.9	3,838,709	5,332,156

	Measured (UG)	Oxides	631,191	142	0.00	1.3	1.5	2,883,228	2,887,098
	Indicated (UG)	Oxides	808,295	157	0.04	1.9	1.4	4,076,180	4,134,962
DELTORO	Total Measured & Indicated (UG)	Oxides	1,439,486	150	0.02	1.6	1.4	6,959,408	7,022,059
	Measured (UG)	Sulphides	169,994	207	0.01	3.3	2.1	1,131,518	1,920,105
	Indicated (UG)	Sulphides	672,288	165	0.04	3.7	2.0	3,557,624	6,886,611
	Total Measured & Indicated (UG)	Sulphides	842,282	173	0.03	3.6	2.0	4,689,142	8,806,715
	Total Measured & Indicated (UG)	Oxides+Sulphides	2,281,768	159	0.03	2.4	1.6	11,648,550	15,828,775

	Measured&Indicated (UG)	Oxides	2,656,428	222	-	-	-	18,960,160	18,960,160
LALUZ	Measured&Indicated (UG)	Oxides(tailings)	1,403,233	90	-	-	-	4,060,348	4,060,348
	Measured&Indicated (UG)	Sulphides	1,052,170	316	-	-	-	10,689,662	10,689,662
	Total Measured & Indicated (UG)	Oxides+Sulphides	5,111,831	205	-	-	-	33,710,170	33,710,170

PEÑASCOQUEMADO	Total Measured & Indicated (UG)	Oxides	2,565,000	117	-	-	-	9,648,598	9,648,598

LAFRAZADA	Total Measured & Indicated (UG)	Sulphides	583,000	251	0.17	0.9	2.4	4,695,342	6,499,887
	Total Measured and Indicated Resources	Oxides+Sulphides	16,654,381	174	0.02	0.8	1.3	93,320,430	102,309,851

INFERRED RESOURCES 2013
Mine/Project	Category	Mineraltype	Tonnes	Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)	Ag(Oz)	AgEq (Oz) insitu
LAENCANTADA	Total Inferred (UG)	Oxides+Sulphides	4,348,724	156	-	1.1	1.5	21,822,446	21,822,446
	Inferred (UG)	Oxides	4,928,449	178	0.06	0.4	0.3	28,251,697	28,795,192
LAPARRILLA	Inferred (UG)	Sulphides	8,325,556	168	-	1.9	2.3	45,094,192	74,162,354
	Total Inferred (UG)	Oxides+Sulphides	13,254,005	172	0.02	1.3	1.5	73,345,889	102,957,546
	Inferred (UG)	Oxides	10,010,526	172	0.19	-	-	55,316,021	58,819,635
SANMARTIN	Inferred (UG)	Sulphides	993,661	54	-	0.7	1.6	1,722,204	3,622,607
	Total Inferred (UG)	Oxides+Sulphides	11,004,187	161	0.17	0.1	0.1	57,038,225	62,442,241
	Inferred (UG)	Oxides	1,602,922	167	0.04	2.4	2.1	8,589,178	8,701,325
DELTORO	Inferred (UG)	Sulphides	5,283,964	174	0.12	3.5	5.4	29,500,830	70,594,560
	Total Inferred (UG & Znbody)	Oxides+Sulphides	6,886,886	172	0.10	3.3	4.6	38,090,008	79,295,885
LALUZ	Total Inferred (UG)	Oxides+Sulphides	1,854,964	220	-	-	-	13,120,462	13,120,462
PEÑASCOQUEMADO	Total Inferred (UG)	Oxides	100,000	41	-	-	-	131,818	131,818
LAFRAZADA	Total Inferred (UG)	Sulphides	534,000	225	0.17	0.9	2.6	3,862,911	5,618,554
	Total Inferred Resources	Oxides+Sulphides	37,982,766	170	0.08	1.2	1.6	207,411,760	285,388,953

DELTORO	Other (Inferred Znbody)	Sulphides	4,181,904	7	0.01	0.2	3.1	991,969	12,522,062
PLOMOSAS	Historic reserves (UG)	Sulphides	895,512	191	0.80	2.1	3.4	5,499,152	11,001,048

(1) In all cases, the metal prices considered were $24.00 USD/Oz – Ag, $1,400.00 USD/Oz – Au, $0.95 USD/lb – Pb, and $0.90 USD/lb – Zn.

(2) For the La Luz Silver Project, there have been no changes since the Technical Report dated July 25, 2008, except an update of Ag eq. according to recent metal prices.

(3) Management of First Majestic is not confident that the open pit mining plan contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine is feasible. Accordingly, the Reserve and Resource calculations contained in the La Guitarra Silver Mine technical reports will need to be recalculated on the basis of an underground only mine. The results of this review may result in a revised mine plan which may necessitate the filing of a new technical report. Accordingly, the Resource and Reserve calculations contained in the technical reports commissioned by Silvermex for the La Guitarra Silver Mine have not been included in this Table. Readers are cautioned against relying on the previously filed technical reports relating to the La Guitarra Silver Mine and upon the Resource and Reserve calculations therein.

(4) The Reserve and Resources information provided above is based on internal qualified persons’ (QPs) reporting as at December 31, 2013. The information provided was reviewed and validated by the Company’s internal QP Mr. Ramon Davila, who has the appropriate relevant qualifications, and experience in mining and resource geology.

(5) The modification factors for Reserves and Resources are different, and are different for all mines.

The following table shows the total tonnage mined from each of the Company’s five producing properties during 2013, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from within and outside of delineated Reserves and Resources at each property.

TONNAGE AND OUNCES MINED IN 2013

	LAENCANTADA	LAPARRILLA	DELTORO	SANMARTIN	LAGUITARRA	TOTAL

TONNESOFORE PROCESSED	1,139,241	788,335	319,861	322,618	171,662	2,741,717

OZOFSILVER PRODUCED	4,081,094	3,115,997	1,484,598	1,250,774	709,002	10,641,465

OZOFSILVEREQ. PRODUCED	81,440	1,103,377	452,538	120,116	392,591	2,150,062

TOTALOZOFSILVER EQ.PRODUCED	4,162,534	4,219,374	1,937,136	1,370,890	1,101,593	12,791,527

TONNESMINEDFROM RESERVES	954,864	740,726	319,861	255,171	152,487	2,423,109

TONNESMINEDFROM OUTSIDERESERVES	184,378	47,609	0	67,447	19,175	318,609

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2013, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.